SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. _______)*

Nouveau Monde Graphite Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

66979W842
(CUSIP Number)

January 31, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d–1(b)

☒	Rule 13d–1(c)

☐	Rule 13d–1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 66979W842

1	NAMES OF REPORTING PERSONS
MASON RESOURCES INC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
CANADA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
6,208,210

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
6,208,210

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,208,210

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.25% (1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The percentage is calculated based upon 60,903,898 Issuer common shares issued and outstanding as of November 8, 2023 as reported on the Issuer’s Form 6-K filed November 8, 2023, plus the 6,208,210 common shares acquired by the Reporting Person on January 31, 2024.  See Item 4(a) below.

Item 1(a).	Name of Issuer:

Nouveau Monde Graphite Inc. (“Issuer”)

Item 1(b).	Address of Issuer's Principal Executive Offices:

1195, avenue Lavigerie, Bureau 060, Québec, Québec G1V 4N3, Canada

Item 2(a).	Name of Person Filing:

This Schedule 13G is filed by Mason Resources Inc. (the “Reporting Person”).

Item 2(b).	Address or principal business office or, if none, residence:

The principal address of the Reporting Person is 120 Adelaide Street West Suite 1410, Toronto, ON M5H 1T1, Canada.

Item 2(c).	Citizenship:

See Row 4 of the cover page for the citizenship or place of organization of the Reporting Person.

Item 2(d).	Title of class of securities:

Common shares with no par value.

Item 2(e).	CUSIP No.:

The CUSIP number of the common shares is 66979W842

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

Not Applicable.

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

The Reporting Person entered into an asset purchase agreement dated January 21, 2024, with the Issuer pursuant to which the Issuer has purchased certain business assets and mining rights from the Reporting Person in exchange for 6,208,210 common shares of the Issuer. As a result, the Reporting Person holds 9.25% of equity interest in the Issuer and may be deemed a beneficial owner for purposes of the Act.

The information set forth in Rows 5 through 11 on the cover page is hereby incorporated by reference into this Item 4 as set forth below.

(a)	Amount beneficially owned by the Reporting Person:

See Row 9 of cover page for the Reporting Person.

(b)	Percent of class the Reporting Person beneficially owned:

See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

MASON RESOURCES INC.

	By:	/s/ Peter Damouni
Name: Peter Damouni
Title: President and Chief Executive Officer